Mail Stop 3561

December 10, 2008

Paul Marciano, CEO
Guess?, Inc.
1444 South Alameda Street
Los Angeles, California 90021

>   **Re: Guess?, Inc.**
>   **Form 10-K for fiscal year ended February 2, 2008**
>   **Filed April 1, 2008**
>   **File No. 001-11893**

Dear Mr. Marciano:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Jason T. Miller, Assistant General Counsel
Fax: (213) 765-0911